Joseph P. Richardson
Direct: (602) 364-7454
jprichardson@bryancave.com

July 8, 2005

VIA FACSIMILE 202.551.3830

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549

Re:	Mobile Mini, Inc.
Registration Statement on Form S-3
File No. 333-124612

Dear Ms. Long:

On behalf of our client, Mobile Mini, Inc., and pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the registration statement on Form S-3 (Commission File No. 333-124612) on Monday, July 11, 2005, at 12:00 P.M., Eastern Standard Time, or as soon as practicable thereafter.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the Securities and Exchange Commission (“SEC”). The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Kindly advise the undersigned by telephone call of the declaration of effectiveness of the registration statement. If you have any questions, please call Michael McCoy at 602-364-7176 or me at 602-364-7454.

Securities and Exchange Commission
July 8, 2005

Very truly yours,

Joseph P. Richardson

MRM

cc:	Lawrence Trachtenberg (Mobile Mini, Inc.)